UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  June 26, 2016

SUFFOLK BANCORP
(Exact name of registrant as specified in its charter)

New York	001-37658	11-2708279
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 West Second Street, Riverhead, NY, 11901
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (631) 208-2400

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under The Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under The Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.
On June 26, 2016, People's United Financial, Inc., a Delaware corporation ("People's United"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Suffolk Bancorp, a New York corporation ("Suffolk"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Suffolk will merge with and into People's United (the "Merger"), with People's United as the surviving corporation in the Merger. Concurrently with the Merger or at such later time as People's United may determine, Suffolk's wholly-owned subsidiary, The Suffolk County National Bank of Riverhead, will merge with and into People's United's wholly-owned subsidiary, People's United Bank, National Association (the "Bank Merger"). People's United Bank, National Association will be the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of People's United and Suffolk.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), Suffolk shareholders will have the right to receive 2.225 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of People's United ("People's United Common Stock") for each share of common stock, par value $2.50 per share, of Suffolk ("Suffolk Common Stock"). At the Effective Time, subject to the terms and conditions of the Merger Agreement, each option granted by Suffolk to purchase shares of Suffolk Common Stock will fully vest and be cancelled and converted automatically into the right to receive shares of People's United Common Stock with a value equal to the Exchange Ratio multiplied by the excess of the average closing price of People's United Common Stock for the five full trading days preceding the Effective Time over the option exercise price.  At the Effective Time, subject to the terms and conditions of the Merger Agreement, each restricted share of Suffolk Common Stock granted on or prior to the date of the Merger Agreement will fully vest and be cancelled and converted automatically into the right to receive 2.225 shares of People's United Common Stock.  At the Effective Time, subject to the terms and conditions of the Merger Agreement, each restricted share of Suffolk Common Stock granted following the date of the Merger Agreement will be converted into the right to receive 2.225 shares of People's United Common Stock and will remain subject to the same terms, conditions and restrictions (including any vesting conditions) as were applicable prior to the Effective Time.

The Merger Agreement contains customary representations and warranties from both People's United and Suffolk, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of Suffolk's and People's United's businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of Suffolk to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement, and (3) Suffolk's non-solicitation obligations relating to alternative acquisition proposals. People's United and Suffolk have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) adoption of the Merger Agreement by Suffolk's shareholders, (2) authorization for listing on the NASDAQ Global Select Market of the shares of People's United Common Stock to be issued in the Merger, (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, (4) effectiveness of the registration statement on Form S-4 for the People's United Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal. Each party's obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both People's United and Suffolk and further provides that a termination fee of $16 million will be payable by Suffolk to People's United upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement is included to provide you with information regarding its terms. It does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement contains representations and warranties of People's United and Suffolk made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between People's United and Suffolk and are not intended to provide factual, business, or financial information about People's United or Suffolk. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date; may be subject to a contractual standard of materiality different from those generally applicable to investors; and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating risk between People's United and Suffolk rather than establishing matters as facts.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding People's United or Suffolk, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding People's United, Suffolk, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Suffolk and a prospectus of People's United, as well as in the Forms 10-K, Forms 10-Q, and other filings that each of People's United and Suffolk make with the Securities and Exchange Commission ("SEC").

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 26, 2016, the board of directors of Suffolk determined that it was in the best interests of Suffolk and its shareholders to amend the by-laws of Suffolk (the "Bylaws") and by resolution approved and adopted an amendment to the Bylaws (the "Bylaw Amendment"). The Bylaw Amendment became effective June 26, 2016.

The Bylaw Amendment provides that unless Suffolk consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Suffolk, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Suffolk to Suffolk or to Suffolk's shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against Suffolk or any current or former director or officer or other employee of Suffolk arising pursuant to any provision of the New York Business Corporation Law or Suffolk's certificate of incorporation or by-laws (as either may be amended from time to time) or (iv) any action asserting a claim related to or involving Suffolk that is governed by the internal affairs doctrine, shall be a state court located within Suffolk County in the State of New York (or, if no state court located within Suffolk County in the State of New York has jurisdiction, the federal court for the Eastern District of New York). A copy of the Bylaw Amendment is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, People's United's and Suffolk's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project," "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People's United's and Suffolk's reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Suffolk shareholders on the expected terms and schedule, and including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Suffolk business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People's United's products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes; capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving People's United and Suffolk.  People's United intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Suffolk and a prospectus of People's United, and each party will file other documents regarding the proposed transaction with the SEC.  A definitive proxy statement/prospectus will also be sent to the Suffolk shareholders seeking any required shareholder approval.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Before making any voting or investment decision, investors and security holders of Suffolk are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.  The documents filed by People's United and Suffolk with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed by People's United may be obtained free of charge from People's United at www.peoples.com under the tab "Investor Relations" and then under the heading "Financial Information", and the documents filed by Suffolk may be obtained free of charge from Suffolk at www.scnb.com under the tab "Investor Relations" and then under the tab "SEC Filings."  Alternatively, these documents, when available, can be obtained free of charge from People's United upon written request to People's United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, or by calling (203) 338-4581, or from Suffolk upon written request to Suffolk Bancorp, 4 West Second Street, Riverhead, New York 11901, Attn: Investor Relations, or by calling (631) 208-2400.

People's United and Suffolk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Suffolk in favor of the approval of the merger.  Information regarding People's United's directors and executive officers is contained in People's United's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 11, 2016, which are filed with the SEC.  Information regarding Suffolk's directors and executive officers is contained in Suffolk's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 6, 2016, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01.  Financial Statements and Exhibits

(c)     The following Exhibits are filed herewith.

Exhibit No. Description

2.1	Agreement and Plan of Merger by and between People's United Financial, Inc. and Suffolk Bancorp, dated June 26, 2016.*

3.1	Amendment to By-Laws of Suffolk Bancorp, dated June 26, 2016.

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUFFOLK BANCORP (Registrant)
Date: June 28, 2016	By:	/s/ Howard C. Bluver (Signature)
Name: Howard C. Bluver
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No. Description

2.1	Agreement and Plan of Merger by and between People's United Financial, Inc. and Suffolk Bancorp, dated June 26, 2016.*

3.1	Amendment to By-Laws of Suffolk Bancorp, dated June 26, 2016.

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.